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                                                                  EXHIBIT (D)(3)

                                SECOND AMENDMENT
                                     TO THE
                               AHL SERVICES, INC.
                            1997 STOCK INCENTIVE PLAN


         WHEREAS, AHL Services, Inc., a Georgia corporation (the "Company"), previously adopted the AHL Services, Inc. 1997 Stock Incentive Plan and the First Amendment to the AHL Services, Inc. Stock Incentive Plan (as amended, the "Plan");

         WHEREAS, Section 15 of the Plan reserves to the Company the right to amend the Plan by action of its Board of Directors (the "Board"), subject to the approval of the shareholders of the Company, to increase the number of shares of common stock of the Company that may be issued, and reserved for issuance, under the Plan; and

         WHEREAS, the Company desires to amend the Plan in certain respects.

         NOW, THEREFORE, BE IT RESOLVED, that pursuant to the power of amendment reserved in Section 15 of the Plan, the Board hereby amends the Plan, as of the date of adoption of this Amendment, as follows:


         1. Shares Subject to Options. The first sentence of Section 3 of the Plan is hereby amended to read as follows:

         "There shall be 1,000,000 shares of Stock reserved for use under this Plan in addition to the 3,500,000 shares reserved for use under this Plan as of August 31, 2001."


         2. Grant of Options to Key Employees. Section 7.1 of the Plan is hereby amended to read in its entirety as follows:

                  "7.1     GRANT OF OPTIONS TO KEY EMPLOYEES. The Board, or at
         the Board's discretion, the Committee, acting in its absolute discretion shall have the right to grant Options to Key Employees under this Plan from time to time to purchase shares of Stock and, further, shall have the right to grant new Options in exchange for the cancellation of outstanding Options which have a higher or lower Option Price; provided, however, no Option or Options, individually or collectively, shall be granted in any calendar year to any Key Employee for more than 250,000 shares of Stock, except that in connection with the initial employment of an individual as Chief Executive Officer of AHL, the Board, or at the Board's discretion, the Committee, may grant an Option or Options, individually or collectively, for up to 1,200,000 shares of Stock in the calendar year of such initial employment. Each grant of an Option shall be evidenced by an Option Certificate, and each Option Certificate shall

                  (a)      specify whether the Option is an ISO or Non-ISO, and

                  (b) incorporate such other terms and conditions as the Board, or at the Board's discretion, the Committee, acting in its absolute discretion deems consistent with the terms of this Plan.

         If the Board, or at the Board's discretion, the Committee, grants an ISO and a Non-ISO to a Key Employee on the same date, the right of the Key Employee to exercise the ISO shall not be conditioned on his or her failure to exercise the Non-ISO."

         IN WITNESS WHEREOF, the undersigned authorized officer of the Company certifies that the Board adopted this Amendment on October 1, 2001.



                                            /s/ Frank A. Argenbright, Jr.
                                            -----------------------------------
                                            Frank A. Argenbright, Jr.
                                            Chairman of the Board


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